
April 26, 2010

Mr. Cameron Sebastian
Chief Financial Officer
Paramount Energy Trust
3200, 605- 5th Avenue, S.W.
Calgary, Alberta, Canada T2P 3H5

> **Re:**   **Paramount Energy Trust**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 0-52083**

Dear Mr. Sebastian:

   We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2009

Exhibit 99.4 – Supplemental Note to Consolidated Financial Statements

Reconciliation of Financial Statements to Accounting Principles Generally Accepted in the United States

b) Convertible Debentures

1.   We note you disclosed in Note 7 on page 12 of Exhibit 99.3 that on December 17, 2009, your 2006 6.25% convertible debentures were amended for certain terms, including an increase in interest rate, a reduction in the conversion price per trust unit, and an extension of the debenture maturity date. However, we note that your U.S. GAAP adjustments, as disclosed under this heading, reversed the Canadian GAAP accounting, including the $3.5 million modification value recorded in equity, and the $1 million in costs which were capitalized.

        Please submit the analysis you performed in reaching the conclusion that your convertible debenture amendment did not necessitate additional accounting under U.S. GAAP to comply with FASB ASC paragraphs 470-50-40-6 to 20.

e) Profound Acquisition

2.   We note you disclosed in footnote (ii) that under U.S. GAAP the acquisition of the remaining 32.7% non-controlling interest in Profound on August 13, 2009 was treated as an equity transaction. Tell us what you mean by equity transaction, in terms of how you valued and accounted for the acquisition of this remaining interest under U.S. GAAP.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief